Filed Pursuant to Rule 433
Registration No. 333-134553

212-526-8163

100% Principal Protected
1yr “Wedding Cake” Range Note
Final Terms and Conditions

Lehman Brothers Holdings Inc. has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (SEC) for this offering. Before you invest, you should read the prospectus dated May 30, 2006, the prospectus supplement dated May 30, 2006 for its Medium Term Notes, Series I, and other documents Lehman Brothers Holdings Inc. has filed with the SEC for more complete information about Lehman Brothers Holdings Inc. and this offering.  Buyers should rely upon the prospectus, prospectus supplement and any relevant free writing prospectus for complete details.  You may get these documents and other documents Lehman Brothers Holdings Inc. has filed for free by searching the SEC online database (EDGAR®) at www.sec.gov, with “Lehman Brothers Holdings Inc.” as a search term.  Alternatively, Lehman Brothers Inc. will arrange to send you the prospectus, prospectus supplement and final pricing supplement (when completed) if you request it by calling your Lehman Brothers sales representative or 1-888-603-5847.

Issuer:	Lehman Brothers Holdings Inc. (A1/ A+/ A+)

Issue Type:	US MTN

Issue Size:	USD 700,000

Issue Price:	100.00%

CUSIP:	52517PU58

Trade Date	March 22, 2007

Settlement Date:	March 28, 2007

Maturity Date:	March 28, 2008

Observation Date:	5 Business Days prior to the Maturity Date

6m USD LIBOR:

The rate for deposits in U.S. Dollars for a period of 6 months which appears on Reuters Page LIBOR01 as of 11:00 a.m. London time on the Observation Date (or if such day is not a London business day the immediately preceding London business day).

Redemption Amount:	On the Maturity Date, an amount per $1,000 principal amount of notes equal to USD 1,000 plus the Supplemental Redemption Amount, if any

Supplemental Redemption Amount:	A single U.S. Dollar amount per $1,000 principal amount of notes equal to the principal amount multiplied by:

	10.00%	If 6m USD LIBOR is within the First Barrier Range;

	8.00%	If 6m USD LIBOR is outside the First Barrier Range but within the Second Barrier Range;

	6.00%	If 6m USD LIBOR is outside the First Barrier Range and the Second Barrier Range but within the Third Barrier Range;
.
	0.00%	If 6m USD LIBOR is outside the First Barrier Range, the Second Barrier Range but within the Third Barrier Range;

First Barrier Range:	From and including the First Lower Barrier to and including the First Upper Barrier

	First Lower Barrier:	First Upper Barrier:
	5.25%	5.50%

Second Barrier Range:	From and including the Second Lower Barrier to and including the Second Upper Barrier

	Second Lower Barrier:	Second Upper Barrier:
	5.125%	5.625%

Third Barrier Range:	From and including the First Lower Barrier to and including the First Upper Barrier

	Third Lower Barrier:	Third Upper Barrier:
	4.75%	5.75%

Business Days:	New York and London

Business Day Convention:	Following

Calculation Agent:	Lehman Brothers Special Financing Inc.

Underwriter:	Lehman Brothers Inc.

Minimum Denominations:	$1,000 / $1,000

Certain United States Federal Income Tax Consequences

Lehman Brothers Holdings Inc. intends to treat the notes as short-term debt securities, as described under “United States Federal Income Tax Consequences—Debt Securities—Short-Term Debt Securities” in the prospectus dated May 30, 2006 for its Medium Term Notes, Series I. No statutory, judicial or administrative authority directly addresses the treatment of such notes or instruments similar thereto for U.S. federal income tax purposes, and no ruling will be requested from the Internal Revenue Service with respect to the notes. As a result, certain aspects of the U.S. federal income tax consequences of an investment in such notes are uncertain. Any differing treatment could affect the amount, timing, and character of income with respect to the notes.

It is not clear to what extent holders required to accrue discount will be required to accrue income with respect to the notes or the extent to which any gain realized by holders on the sale, exchange or maturity of the notes would be treated as capital gain or ordinary income. Gain realized by a holder who has held the notes during their entire term to maturity is likely to be treated as ordinary income. Any loss realized by such holder upon maturity would likely be treated as capital loss, except possibly to the extent of amounts, if any, previously included in income. Holders should consult their tax advisors regarding the proper treatment of amounts paid in respect of the notes.

Historical Levels of 6-Month LIBOR

The following chart shows the historical daily level of 6-Month USD LIBOR from January 1, 1997 through March 22, 2007, using historical data obtained from Lehmanlive.com; neither Lehman Brothers Inc. nor Lehman Brothers Holdings Inc. makes any representation or warranty as to the accuracy or completeness of this data.  Whether or not the Supplemental Redemption Amount is payable on the Maturity Date will be determined based on 6-Month USD LIBOR in effect on the Observation Date.  The historical experience of 6-Month LIBOR should not be taken as an indication of the future performance of 6-Month LIBOR during the term of the Notes. Fluctuations in the level of 6-Month LIBOR make it difficult to predict whether the Supplemental Redemption Amount will be payable on the Maturity Date (or what that Supplemental Redemption Amount may be), and therefore make the Notes’ effective interest rate difficult to predict and can result in effective interest rates to investors that are lower than anticipated.  Fluctuations in interest rates and interest rate trends that have occurred in the past are not necessarily indicative of fluctuations that may occur in the future, which may be wider or narrower than those that have occurred historically.

Hypothetical Redemption Amount Payment Examples

The following Redemption Amount payment graph for this note shows scenarios for the Redemption Amount that will be payable on the notes, based on hypothetical levels of 6m USD LIBOR on the Observation Date and the relationship between those 6m USD LIBOR levels and the First, Second and Third Barrier Ranges. The hypothetical 6m USD LIBOR levels have been chosen arbitrarily for the purpose of these examples and should not be taken as indicative of the future performance of 6m USD LIBOR.

The following examples illustrate the returns shown in the diagram above per $1,000 principal amount of notes:

Example 1: 6m USD LIBOR on the Observation Date is 5.375%.  Because 6m USD LIBOR on the Observation Date is within the First Barrier Range, the Supplemental Redemption Amount is equal to $100 (10% times the principal amount of the notes) and the Redemption Amount payable at maturity is equal to $1,100.

Example 2: 6m USD LIBOR on the Observation Date is 5.60%.  Because 6m USD LIBOR on the Observation Date exceeds the First Upper Barrier, the notes are no longer eligible to receive the 10% Supplemental Redemption Amount. However, because 6m USD LIBOR is within the Second Barrier Range, the Supplemental Redemption Amount is equal to $80 (8% times the principal amount of the notes) and the Redemption Amount payable at maturity is equal to $1,080.

Example 3: 6m USD LIBOR on the Observation Date is 5.05%.  Because 6m USD LIBOR on the Observation Date is below both the First Lower Barrier and the Second Lower Barrier, the notes are no longer eligible to receive either the 10% or 8% Supplemental Redemption Amount. However, because 6m USD LIBOR is within the Third Barrier Range, the Supplemental Redemption Amount is equal to $60 (6% times the principal amount of the notes) and the Redemption Amount payable at maturity is equal to $1,060.

Example 4: 6m USD LIBOR on the Observation Date is 4.625%.  Because 6m USD LIBOR on the Observation Date is below each of the First Lower Barrier, Second Lower Barrier and Third Lower Barrier, the notes are no longer eligible to receive any of the 10%, 8% or 6% Supplemental Redemption Amounts. As a result, the Supplemental Redemption Amount is zero and the Redemption Amount payable at maturity is equal to the principal amount of $1,000.